Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three Months Ended March 31, 2017	Years Ended December 31,
	(Unaudited)	2016	2015	2014	2013	2012
Earnings
Income before income taxes	$753	$2,480	$2,307	$2,057	$1,973	$1,696
Interest expense	58	189	163	165	167	181
Portion of rents representative of the interest factor	28	122	127	131	134	139
	$839	$2,791	$2,597	$2,353	$2,274	$2,016
Fixed Charges
Interest expense	$58	$189	$163	$165	$167	$181
Portion of rents representative of the interest factor	28	122	127	131	134	139
	$86	$311	$290	$296	$301	$320
Ratio of Earnings to Fixed Charges	9.8	9.0	9.0	7.9	7.6	6.3